UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of September, 2016

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

Unit 703, 7/F, 1063 King’s Road, Quarry Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Change of Auditor

On September 22, 2016, China Enterprises Limited (the “Company”) was advised that the Company’s independent registered public accounting firm, Crowe Horwath (HK) CPA Limited (“CHHK”), will no longer provide audit and assurances services to public companies subject to the statutes and regulations of the United States effective as of October 1, 2016. Accordingly, the Company, with the approval of its audit committee and board of directors, terminated the services of CHHK effective September 30, 2016, and retained the services of DCAW (CPA) Limited effective September 30, 2016.

CHHK’s reports on the financial statements of the Company for the fiscal years ended December 31, 2014 and 2015 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2014 and 2015 and through September 30, 2016, there were no disagreements with CHHK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to CHHK’s satisfaction, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Company’s consolidated financial statements for such periods. Furthermore, no reportable events, as that term is defined in Item 16F(a)(1)(v) of Form 20-F, occurred within the periods covered by CHHK’s reports on the Company’s consolidated financial statements, or subsequently up to the date of CHHK’s dismissal.

The Company has provided CHHK with a copy of the foregoing disclosures and has requested that CHHK review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of CHHK’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

During the Company’s two most recent fiscal years ended December 31, 2014 and 2015 and through September 30, 2016, neither the Company nor anyone on its behalf consulted DCAW (CPA) Limited regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that DCAW (CPA) Limited concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event as described above.

Financial Statements and Exhibits.

Exhibit Number Exhibit Name

99.1 Letter from Crowe Horwath (HK) CPA Limited, dated September 30, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2016

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name: Yap, Allan Title: Chairman

Exhibit 99.1

Crowe Horwath.

國富浩華(香港)會計師事務所有限公司
Crowe Horwath (HK) CPA Limited
Member Crowe Horwath International

香港 銅鑼灣 禮頓道77號 禮頓中心9樓
9/F Leighton Centre,
77 Leighton Road,
Causeway Bay, Hong Kong
電話 Main +852 2894 6888
傳真 Fax +852 2895 3752
www.crowehorwath.hk

September 30, 2016

Ladies and Gentlemen:

Very truly yours
Crowe Horwath (HK) CPA Limited

Crowe Horwath (HK) CPA Limited

Hong Kong, China

Crowe Horwath (HK) CPA Limited Member Crowe Horwath International 9/F Leighton Centre, 77 Leighton Road, Causeway Bay, Hong kong Main +852 2894 6888 www.crowehorwath.hk Our Ref: CCH1865/SS/KL/A18/CH1514/16 September 30, 2016 U.S. Securities & Exchange Commission 100 F Street, NE Washington, DC 20549 Ladies and Gentlemen: We have read the statements concerning our firm contained in Form 6-K of China Enterprises Limited dated and filed with the Securities and Exchange Commission on September 30, 2016, and are in agreement with those statements. Very truly yours
Crowe Horwath (HK) CPA Limited Hong Kong, China